EXHIBIT 99.1

Vizsla Silver Announces Shareholder Approval at Special Meeting

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, June 17, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that Vizsla Silver shareholders ("Shareholders") approved the plan of arrangement (the "Arrangement") with Vizsla Royalties Corp. ("Spinco") at the special meeting of Shareholders held today (the "Meeting").

Under the Arrangement, the owners of common shares of Vizsla Silver (each a "VZLA Share") are entitled to receive one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

Shareholders voted a total number of 101,847,455 Vizsla Silver shares representing 43.69% of the outstanding shares present in person or represented by proxy at the Meeting held today.

The Arrangement was approved by 85.03% of the votes cast by Shareholders.

Shareholders also approved the share option plan of the Spinco (the "Spinco Option Plan") at the Meeting. The Spinco Option Plan was approved by 69.16% of the votes cast by Shareholders.

The Company intends to make an application to the Supreme Court of British Columbia (the "Court") for a Final Order on June 19, 2024.

On June 11, 2024, the Company announced that it anticipated that June 21, 2024, would be the record date, and that Shareholders of record on such date will be entitled to receive Spinco securities. The Company wishes to clarify that the Transaction is an "Effective Date" transaction. Accordingly, Shareholders of record as of the close of business on the last trading day immediately prior to the Effective Date, which last trading day is currently expected to be on or about June 21, 2024, will receive Spinco securities.

This announcement is for informational purposes only and does not constitute a solicitation or a proxy.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 368,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +30,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among others, statements with respect to timing, structure and completion of the Arrangement, the treatment of Vizsla Silver and Spinco's securities under the Arrangement and Court, stock exchange and regulatory approvals for the Arrangement.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; ongoing military conflicts around the world; general economic factors; and the factors identified under the caption "Risk Factors" in the Company's management discussion and analysis and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-announces-shareholder-approval-at-special-meeting-302174778.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2024/17/c3843.html

%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 19:37e 17-JUN-24